October 11, 2005

Danford L. Martin
The FPFX Shareholder Value Committee
7 Egret Lane
Aliso Viejo, CA  92656

      Re:	Firstplus Financial Group, Inc.
		Revised Preliminary Proxy Statement on Schedule 14A Filed October 7, 2005 by James T. Capretz, Robert D. Davis,
   George R. Eberting, James P. Hanson and Danford L. Martin (The
   FPFX Shareholder Value Committee)
		File No. 1-13753

Dear Mr. Martin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Schedule 14A

Proposal One, Election of Directors, page 8
1. Please refer to comment 18 in our comment letter dated August
5,
2005 and your response to it. Given that the company has now filed its annual report including audited financial statements, please describe your plans to enhance shareholder value and to consider alliances and/or mergers. If there is insufficient information about the company for you to formulate your plan, it appears you should remove these references.

Closing Comments

      Please amend the Schedule 14A promptly to comply with our comments. In addition, provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter. The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the Exchange Act file number. We may have comments after reviewing revised materials and your responses.

      You should contact the undersigned at (202) 551-3619 for assistance with respect to the foregoing comments and your proxy materials. Direct all correspondence to the following ZIP code:
20549-3628.

Sincerely,



Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions

cc:  Nathan Jenkins, Esq. (via facsimile: (775) 829-0511)
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Danford L. Martin
The FPFX Shareholder Value Committee
October 11, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE